Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
ModernaTX, Inc.	Delaware
Moderna Therapeutics Sweden AB	Sweden
Brizo Ltd.	Bermuda
Moderna Securities Inc.	Massachusetts